CORAL GOLD RESOURCES LTD.
Suite 400 - 455 Granville Street
Vancouver, BC V6C 1T1
Ph: (604) 682-3701; Fax: (604) 682-3600
 www.coralgold.com
ir@coralgold.com

December 13, 2006
Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

CORAL COMPLETES PHASE II DRILLING AT ROBERTSON

VANCOUVER, BC - Coral Gold Resources President Louis Wolfin reported today the company has completed Phase II drilling at its Robertson Property on the Cortez Gold Trend, Lander County, Nevada. The Phase I and Phase II programs in 2006 totaled 35,615 ft of reverse circulation (RC) drilling in 46 holes. Depths ranged from 450 ft to 1,500 ft. Due to the relatively flat-lying nature of mineralization at Robertson, all holes were drilled vertically.

Our primary objective in 2006 was to expand the Robertson’s current resource and move more of the inferred resource into the measured and indicated categories. Based on the results to date, we believe both objectives have been met. Updated resource figures will be announced as soon as calculations are complete.

To view a map of the areas drilled on the Robertson Property in 2006, please go to: www.coralgold.com/RobertsonPhaseIIDrilling.pdf.

Coral Gold’s objectives for Phase II were:

1.	Distal Zone: Offset existing mineralized drill intersections in the inferred mineral resource (estimated at 1.0 million short tons averaging 0.178 using a 0.05 oz Au/t cutoff grade).

2.	39A Zone: Test the northern and western extent of the indicated mineral resource (estimated to be 10.2 million short tons averaging 0.044 oz Au/t at a 0.015 oz Au/t cutoff grade).

3.	Porphyry Zone: Test the potential northeast extension of the Porphyry Zone.

4.	Altenburg Hill/Porphyry Zone: Test the northeast flank of the Altenburg Hill and southwest end of the Porphyry Zone mineral resources for extensions of near-surface oxide mineralization.

Distal Zone
The Distal Target remains open for further expansion to the north, south and west.
Mineralization in the Distal Target is now defined by 10 RC holes. Based on this drilling, the zone appears to be a north-south to NNW-trending, flat-lying tabular zone consisting of at least two distinct sub-zones, which together range from 75 to 150 feet thick. Drilling also provides additional support for continuity of grade and thickness of mineralization between holes at a drill spacing of approximately 200 feet.

Distal Target Assay Results

Hole No.	Hole Depth	From(ft)	To(ft)	Thickness(ft)	Gold, oz/ton
CR06-16	1,200	955	965	10	0.155¹
		990	1,055	65	0.085¹
		990	1,035	55	0.097²
including		1,005	1,035	30	0.115

CR06-17	1,245	950	975	25	0.065¹
including		950	960	10	0.118²
		1,010	1,060	50	0.035¹

CR06-18	1,200	890	965	75	0.107¹
		890	955	65	0.120²
including		890	930	40	0.145
		980	1,045	65	0.081¹
		1,010	1,045	35	0.168²
including		1,030	1,045	15	0.183

CR06-19	1,185	No Significant Values

CR06-20	1,500	705	725	20	0.014
		735	745	10	0.048
		895	905	10	0.016
		995	1,040	45	0.052¹
		995	1,025	30	0.065²
		1,065	1,095	30	0.118¹
		1,070	1,090	20	0.163²
including		1,070	1,085	15	0.196
___________________
(1) Grade and thickness calculated using a 0.02 oz Au/t cutoff grade.
(2) Grade and thickness calculated using a 0.05 oz Au/t cutoff grade.

North 39A Zone
Previous drilling at the north end of the 39A Zone included hole CR05-8, which intersected 120 ft averaging 0.05 oz Au/t from 785 ft, at a 0.01 cutoff grade including 20 ft that averaged 0.181 oz Au/t from 785 ft. This intercept suggested potential for expansion to the north. Holes CR06-22 and -24 were step-out holes from CR05-8 of 500 ft to the north-northeast and 400 ft to the east-northeast, respectively. Both holes returned only scattered narrow intervals of low to moderate gold values. CR06-26 was collared 210 ft east of CR05-8 and encountered 120 ft that averaged 0.065 oz Au/t from 785 ft., including 75 ft averaging 0.107 oz Au/t starting at 825 ft. This hole encountered strong retrograde alteration starting at 740 ft that continued to 850 ft. CR06-27 and -28 are located 200 ft northeast and north of CR05-8, respectively. Both holes also encountered strong retrograde alteration, but cut only scattered narrow zones containing low to moderate gold values. These holes, together with CR06-22, -24 and -25, have effectively limited the potential to significantly expand the resource to the north and northeast. However, the zone remains open toward existing hole AT-1, located 500 ft to the southeast.

Drilling along the northwest edge of the 39A zone was intended to test for a possible southwest extension of the north 39A Zone. Two holes, CR06-21 and -23 were collared 400 ft and 200 ft west of CR06-13, respectively. Neither hole encountered 39A Zone mineralization, indicating that the zone appears to stops abruptly along the northwest.

North 39A Zone Assay Results¹

Hole No.	Hole Depth	From(ft)	To(ft)	Thickness(ft)	Gold, oz/ton
CR06-21	1,000	30	40	10	0.011
		195	200	5	0.145
		255	265	10	0.018
		290	320	30	0.025
		400	470	70	0.024

CR06-22	1,200	250	260	10	0.019
		425	440	15	0.055
		480	490	10	0.046
		620	630	10	0.035
		675	695	20	0.014
		735	765	30	0.025
		810	825	15	0.017
		930	950	20	0.057
		965	970	5	0.140

CR06-23	1,000	10	20	10	0.033
		170	185	15	0.018
		220	230	10	0.010
		255	280	25	0.019
		320	335	15	0.021
		400	425	25	0.067
including		420	425	5	0.203

CR06-24	1,200	280	345	60	0.031
		360	390	30	0.027
		415	445	30	0.014
		495	500	5	0.175
		740	755	15	0.021
		770	785	15	0.013
		880	920	40	0.055
including		890	895	5	0.252
		965	975	10	0.016
		990	1,005	15	0.016
		1,035	1,045	10	0.013
		1,065	1,080	20	0.050
		1,105	1,200	95	0.019

CR06-25	1,000	100	110	10	0.019
		345	370	25	0.028
		395	415	20	0.024
		535	545	10	0.151
including		535	540	5	0.287
		575	585	10	0.077
		620	650	30	0.016
		725	735	10	0.029
		775	800	25	0.017
		965	980	15	0.191
including		975	980	5	0.527

CR06-26	1,200	345	370	25	0.026
		475	490	15	0.027
		785	905	120	0.065
including		825	900	75	0.107

CR06-27	245	270	25	0.017
	325	330	5	0.187
	365	380	15	0.016
	435	450	15	0.055
Including	435	440	5	0.141
	575	610	35	0.013
	840	875	35	0.022
	995	1,070	75	0.017

CR06-28	315	355	40	0.039
including	320	325	5	0.201
	465	495	30	0.025
	510	585	75	0.019
	965	990	25	0.038

(1)    Grade and thickness calculated using a 0.01 oz Au/t cutoff grade.

Altenburg Hill/Porphyry Zone Extension
A total of 13 RC holes, CR06-29 through CR06-41, have been completed in the area between the south end of the defined Porphyry Zone measured + indicated mineral resource and the northeast flank of Altenburg Hill. Assay results for these holes are pending. Previous grid drilling by Amax on Altenburg Hill in 1996, defined a low-grade inferred mineral resource estimated to contain 3.5 million short tons that averaged 0.018 oz Au/t, which appears to extend beyond the existing drill grid on the northeast flank of Altenburg Hill. In addition, no drilling had been undertaken in the alluvial covered area between the two resources, a distance of 1,500 ft. In most holes, surficial oxidation reaches at least 500-ft-deep.

NE Extension of the Porphyry Zone
Six holes were drilled in the Porphyry Zone measured + indicated mineral resource to test the potential for expansion the northeast. Assays results for all of the holes are pending. Previous drilling in this area by Amax Gold (hole AT-261) identified a northeast striking structural zone that included 55 ft averaging 0.025 oz Au/t from 180 ft, followed by 25 ft averaging 0.094 oz Au/t from 430 ft, including 10 ft averaging 0.180 oz Au/t at 445 ft. No offset drilling has been conducted in this area.

Drilling and Analytical
The drilling contractor for both Phase I and Phase II drilling was Lang Exploratory Drilling of Elko, NV, a subsidiary of Boart Longyear, Inc. and a highly experienced drilling company specializing in reverse circulation drilling. All holes exceeding a depth of 500 ft had down-the-hole gyroscopic directional surveys completed by International Directional Services of Elko, NV, which measure both horizontal and vertical deflection in the drill holes. Drill hole collars were surveyed by a professional land surveyor licensed by the State of Nevada and employed by Desert Mountain Surveying of Winnemucca, NV. The surveyed collars were tied to the existing local survey grid.

Coral employed ALS Chemex as its primary assay lab, with sample prep facilities in Elko and Winnemucca, NV, and with analytical laboratories in Reno NV (USA) and Vancouver, B.C., Canada. Both ALS Chemex labs are QMI registered to ISO 9001-2000 and the Vancouver lab is accredited by the Standards Council of Canada based on ISO 17025. The sample preparation protocol and analytical procedures employed by ALS Chemex meet current industry standard practices.

Coral employed a QA/QC program which included submitting “blind” coarse blank (<0.005 ppm Au), and very low-grade (0.005 ppm to 0.025 ppm Au) material, rig duplicates and certified reference material (50 gram pulps) into the sample stream. All reference materials, except the 50 gram pulps, were pre-numbered in sequence with the drill samples and submitted blind to the labs without unique identifiers. The sample security measures and QA/QC program employed by Coral on this project meet current industry standard practices.

Drilling operations during Phase 1 and Phase 2 drilling were directly supervised by R. T. McCusker, a Qualified Person pursuant to NI 43-101.

On Behalf of the Board

“Louis Wolfin”
Louis Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.